SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

SERENA SOFTWARE, INC.

(Name of the Issuer)

Serena Software, Inc.

Spyglass Merger Corp.

Douglas D. Troxel

Mark E. Woodward

Robert I. Pender, Jr.

Silver Lake Partners II, L.P.

Silver Lake Technology Associates II, L.L.C.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

817492101

(CUSIP Number of Class of Securities)

Serena Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California 94403 Attn: Mark E. Woodward President and Chief Executive Officer (650) 522-6600

Spyglass Merger Corp.

Silver Lake Partners II, L.P.

Silver Lake Technology Associates II, L.L.C.

c/o Silver Lake Partners

2725 Sand Hill Road, Suite 150

Menlo Park, California 94025

Attn: Alan K. Austin

(650) 233-8120

Douglas D. Troxel Mark E. Woodward Robert I. Pender, Jr. Serena Software, Inc. 2755 Campus Drive, 3rd Floor San Mateo, California, 94403 (650) 522-6600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Larry W. Sonsini, Esq. John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Richard Capelouto, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000	Stewart L. McDowell, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$842,483,022	$90,146

(1)	Calculated solely for purposes of determining the filing fee. Pursuant to the Agreement and Plan of Merger dated November 11, 2005, Spyglass Merger Corp. will merge into the Issuer and each outstanding share of common stock of the Issuer shall be converted into the right to receive $24.00, except for shares that are owned by the Issuer as treasury stock or owned by Spyglass Merger Corp. or any wholly owned subsidiary of Spyglass Merger Corp., which will be cancelled without any payment therefor, and except for shares that are owned by any wholly owned subsidiary of the Issuer that is not an employee benefit trust, which will remain outstanding. Pursuant to a Contribution and Voting Agreement, Douglas D. Troxel, as trustee for the Douglas D. Troxel Living Trust, will contribute 7,518,483 shares of common stock of the Issuer to Spyglass Merger Corp. immediately prior to the merger in exchange for shares of common stock of Spyglass Merger Corp. Each holder of options to acquire the Issuer’s common stock shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of $24.00 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. As of January 5, 2006, there were 41,376,180 shares of common stock of the Issuer issued and outstanding, and there were 6,190,123 shares of common stock of the Issuer subject to outstanding stock options, with a weighted-average exercise price of $19.17 per share. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 7,518,483 from 41,376,180) and (ii) the transaction consideration of $24.00 per share of Common Stock, plus (y) the product of (1) the total number of shares of Serena common stock subject to outstanding stock options multiplied by (2) the excess, if any, of $24.00 over the weighted average exercise price for such stock options ((x) and (y) together, the “Merger Consideration”).
(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Merger Consideration by 0.000107.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 90,146

Form or Registration No.: Schedule 14A

Filing Party: Serena Software, Inc.

Date Filed: December 1, 2005, as amended January 11, 2006

Introduction

This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Serena Software, Inc., a Delaware corporation (the “Company” or “Serena”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Spyglass Merger Corp., a Delaware corporation (“Spyglass Merger Corp.”), (3) Douglas D. Troxel, an individual, the Chairman of the Board of Directors and Chief Technology Officer of Serena, (4) Mark E. Woodward, an individual, the President and Chief Executive Officer of Serena and a member of its board of directors, (5) Robert I. Pender, Jr., an individual, the Chief Financial Officer and Senior Vice President, Finance and Administration, of Serena and a member of its board of directors, (6) Silver Lake Partners, II, L.P., a Delaware limited partnership (“SLP II”) and (7) Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company (together with Serena, Spyglass Merger Corp., Douglas D. Troxel, Mark E. Woodward, Robert I. Pender, Jr. and SLP II the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 11, 2005, between the Company and Spyglass Merger Corp., Spyglass Merger Corp. will merge with and into the Company, and the Company will continue as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive $24.00 in cash, without interest, other than shares held in the treasury of the Company or owned by Spyglass Merger Corp. or any wholly owned subsidiary of Spyglass Merger Corp., which will be cancelled without payment thereon, shares that are owned by any wholly owned subsidiary of the Company that is not an employee benefit trust, which will remain outstanding, and shares held by stockholders who are entitled to and who properly exercise and perfect appraisal rights in compliance with all of the required procedures under Delaware law. The Merger Agreement also provides that immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock will become fully vested and immediately exercisable unless otherwise agreed between the holder of any of those options and Spyglass Merger Corp. In connection with the Merger, each option holder will be provided the opportunity to receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Serena common stock subject to each stock option held by such holder multiplied by (2) the excess, if any, of $24.00 over the exercise price per share of Serena common stock under such option, less any applicable withholding taxes.

As a result of the Merger, current stockholders of the Company, other than Douglas D. Troxel, who will cause an affiliate of his to contribute a portion of the shares of Common Stock held by it to Spyglass Merger Corp. prior to the Merger, and Mark E. Woodward, Robert I. Pender, Jr. and certain other executive officers and other members of senior management, who have agreed or agree to retain or acquire equity interests in Serena as the surviving corporation to the Merger, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. At the special meeting, the adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Serena Software, Inc.

2755 Campus Drive, 3rd Floor

San Mateo, CA 94403-2538

(650) 522-6600

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“BENEFICIAL OWNERSHIP OF THE COMPANY’S STOCK”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S COMMON STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “DIVIDEND POLICY” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY”

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF SPYGLASS MERGER CORP.”

“OTHER PARTICIPANTS”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF SPYGLASS MERGER CORP.”

“OTHER PARTICIPANTS”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY”

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF SPYGLASS MERGER CORP.”

“OTHER PARTICIPANTS”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effect of the Merger on the Company’s Convertible Subordinated Notes”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS – Accounting Treatment”

“THE SPECIAL MEETING – Required Vote”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS – Sponsor Guarantee”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

“OTHER AGREEMENTS – Management Agreements”

“OTHER AGREEMENTS – Non-Disclosure Agreement”

ANNEX A – Agreement and Plan of Merger

ANNEX C – Sponsor Guarantee

ANNEX D – Contribution and Voting Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT – Treatment of Stock and Options”

“THE MERGER AGREEMENT – Indemnification”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

“OTHER AGREEMENTS – Stockholders Agreement”

“OTHER AGREEMENTS – Management Agreements”

ANNEX A – Agreement and Plan of Merger

ANNEX D – Contribution and Voting Agreement

ANNEX E – Form of Stockholders Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“APPRAISAL RIGHTS”

ANNEX F – Section 262 of the Delaware General Corporation Law

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the caption “RELATED PARTY TRANSACTIONS” is incorporated herein by reference.

(b), (c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS – Sponsor Guarantee”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

“OTHER AGREEMENTS – Management Agreements”

“OTHER AGREEMENTS – Non-Disclosure Agreements”

ANNEX A – Agreement and Plan of Merger

ANNEX C – Sponsor Guarantee

ANNEX D – Contribution and Voting Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effect of the Merger on the Company’s Convertible Subordinated Notes”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS – Sponsor Guarantee”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

“OTHER AGREEMENTS – Stockholders Agreement”

“OTHER AGREEMENTS – Management Agreements”

“OTHER AGREEMENTS – Non-Disclosure Agreement”

ANNEX A – Agreement and Plan of Merger

ANNEX C – Sponsor Guarantee

ANNEX D – Contribution and Voting Agreement

ANNEX E – Form of Stockholders Agreement

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT – Treatment of Stock and Options”

ANNEX A – Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effect of the Merger on the Company’s Convertible Subordinated Notes”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

“OTHER AGREEMENTS – Stockholders Agreement”

“OTHER AGREEMENTS – Management Agreements”

“RELATED PARTY TRANSACTIONS”

ANNEX A – Agreement and Plan of Merger

ANNEX D – Contribution and Voting Agreement

ANNEX E – Form of Stockholders Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Merger and Related Matters”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Merger and Related Matters”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Morgan Stanley and Co. Incorporated”

“SPECIAL FACTORS – Position of Douglas D. Troxel, Mark E. Woodward and Robert I. Pender, Jr. as to Fairness”

“SPECIAL FACTORS – Position of the Silver Lake Filers as to Fairness”

“SPECIAL FACTORS – Purposes and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Structure of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effect of the Merger on the Company’s Convertible Subordinated Notes”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“APPRAISAL RIGHTS”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger

ANNEX F – Section 262 of the General Corporation Law of the State of Delaware

Item 8.	Fairness of the Transaction

Regulation M-A 1014

(a),(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Morgan Stanley and Co. Incorporated”

“SPECIAL FACTORS – Position of Douglas D. Troxel, Mark E. Woodward and Robert I. Pender, Jr. as to Fairness”

“SPECIAL FACTORS – Position of the Silver Lake Filers as to Fairness”

ANNEX B – Opinion of Morgan Stanley and Co. Incorporated

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

“THE SPECIAL MEETING – Required Vote”

“THE MERGER AGREEMENT – Conditions to the Merger”

ANNEX A – Agreement and Plan of Merger

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Morgan Stanley and Co. Incorporated”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

ANNEX B – Opinion of Morgan Stanley and Co. Incorporated

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a),(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Morgan Stanley and Co. Incorporated”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“INCORPORATION BY REFERENCE”

ANNEX B – Opinion of Morgan Stanley and Co. Incorporated

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Serena common stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“MERGER AGREEMENT – Financing”

“MERGER AGREEMENT – Conditions to the Merger”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

ANNEX A – Agreement and Plan of Merger

ANNEX D – Contribution and Voting Agreement

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE MERGER AGREEMENT – Fees and Expenses”

ANNEX A – Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“BENEFICIAL OWNERSHIP OF THE COMPANY’S STOCK”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

ANNEX D – Contribution and Voting Agreement

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“OTHER AGREEMENTS – Contribution and Voting Agreement”

ANNEX D – Contribution and Voting Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA”

“RATIO OF EARNINGS TO FIXED CHARGES”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“INCORPORATION BY REFERENCE”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE SPECIAL MEETING – Proxy Solicitation; Expenses of Proxy Solicitation”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2006 (the “Proxy Statement”)

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(b)(1)*	Project Spyglass—Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp.

(c)(1)	Opinion of Morgan Stanley and Co. Incorporated, dated November 10, 2005, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation of Morgan Stanley and Co. Incorporated, dated November 10, 2005

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d)(3)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d)(4)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

(d)(5)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward.

(d)(6)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr.

(d)(7)*	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d)(8)*	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex F of the Proxy Statement

(g)	None

*	Filed previously.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006	SERENA SOFTWARE, INC.

	By:	/s/ MARK E. WOODWARD
	Name:	Mark E. Woodward
	Title:	President and Chief Executive Officer

Date: February 1, 2006	SPYGLASS MERGER CORP.

	By:	/s/ ALAN K. AUSTIN
	Name:	Alan K. Austin
	Title:	Vice President, Secretary and Assistant Treasurer

Date: February 1, 2006	DOUGLAS D. TROXEL

/s/ DOUGLAS D. TROXEL
Douglas D. Troxel

Date: February 1, 2006	MARK E. WOODWARD

/s/ MARK E. WOODWARD
Mark E. Woodward

Date: February 1, 2006	ROBERT I. PENDER, JR.

/s/ ROBERT I. PENDER, JR.
Robert I. Pender, Jr.

Date: February 1, 2006	SILVER LAKE PARTNERS II, L.P.

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., ITS GENERAL PARTNER

	By:	/s/ ALAN K. AUSTIN
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

Date: February 1, 2006	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.

	By:	/S/ ALAN K. AUSTIN
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Letter to Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Serena Software, Inc., incorporated herein by reference to the Proxy Statement

(a)(3)	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 2, 2006 (the “Proxy Statement”)

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(b)(1)*	Project Spyglass – Credit Facilities Commitment Letter, dated November 11, 2005, among Lehman Brothers Inc.; Lehman Commercial Paper Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Merrill Lynch Capital Corporation; UBS Securities LLC; UBS Loan Finance LLC; and Spyglass Merger Corp.

(c)(1)	Opinion of Morgan Stanley and Co. Incorporated, dated November 10, 2005, incorporated herein by reference to Annex B to the Proxy Statement

(c)(2)*	Presentation of Morgan Stanley and Co. Incorporated, dated November 10, 2005

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2005, between Serena Software, Inc. and Spyglass Merger Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Sponsor Guarantee, dated as of November 11, 2005, between Silver Lake Partners II, L.P. and Serena Software, Inc., incorporated herein by reference to Annex C to the Proxy Statement

(d)(3)	Contribution and Voting Agreement, dated as of November 11, 2005, among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex D to the Proxy Statement

(d)(4)	Form of Stockholders Agreement to be entered into among Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.L.C., Douglas D. Troxel, as Trustee of the Douglas D. Troxel Living Trust, Douglas D. Troxel in his individual capacity and Spyglass Merger Corp., incorporated herein by reference to Annex E to the Proxy Statement

(d)(5)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Mark E. Woodward.

(d)(6)*	Letter Agreement, dated November 11, 2005, between Spyglass Merger Corp. and Robert I. Pender Jr.

(d)(7)*	Management Agreement, dated as of November 11, 2005, between Spyglass Merger Corp. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 11 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(d)(8)*	Non-Disclosure Agreement, dated June 24, 2005, between Serena Software, Inc. and Silver Lake Management Company, L.L.C. (incorporated by reference to Exhibit 10 of the Schedule 13D filed on November 21, 2005 by Silver Lake Partners II, L.P., Spyglass Merger Corp. and Silver Lake Technology Investors II, L.L.C.)

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex F of the Proxy Statement

(g)	None

*	Filed previously.